Exhibit 12

AT&T, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in millions
	Six Months Ended		Year Ended
	6/30/2007	6/30/2006	12/31/2006	12/31/2005	12/31/2004	12/31/2003	12/31/2002
Earnings:
Income from continuing operations before income taxes*	8,870	4,854	10,881	5,718	7,165	8,716	10,271
Equity in net income of affiliates included above	(383)	(789)	(2043)	(609)	(873)	(1253)	(1921)
Fixed Charges	1,964	1,112	2,209	1,680	1,238	1,390	1,659
Distributed income of equity affiliates	39	37	97	158	331	288	335
Interest capitalized	(78)	(31)	(73)	(36)	(31)	(37)	(58)

Earnings, as adjusted	10,412	5,183	11,071	6,911	7,830	9,104	10,286

Fixed Charges:
Interest expense	1,752	936	1,843	1,456	1,023	1,191	1,382
Interest capitalized	78	31	73	36	31	37	58
Dividends on preferred securities	1	1	3	31	24	22	24
Portion of rental expense representative of interest factor	133	144	290	157	160	140	195

Fixed Charges	1,964	1,112	2,209	1,680	1,238	1,390	1,659

Ratio of Earnings to Fixed Charges	5.30	4.66	5.01	4.11	6.32	6.55	6.20

*
All periods presented exclude “Income From Discontinued Operations, net of tax” on our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.